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Leo Borchardt

Davis Polk & Wardwell London LLP 5 Aldermanbury Square London EC2V 7HR	020 7418 1334 tel 020 7710 4934 fax leo.borchardt@davispolk.com

CONFIDENTIAL

March 28, 2019

Re:	Centogene B.V. Draft Registration Statement on Form F-1 Submitted December 18, 2018 CIK No. 0001757097

Ms. Pamela Howell
Ms. Brigitte Lippmann
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-3628

Dear Ms. Howell and Ms. Lippmann:

On behalf of our client, Centogene B.V., a Dutch private company with limited liability (the “Company”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s confidential amended draft Registration Statement on Form F-1 (the “Amended Draft Registration Statement”) contained in the Staff’s letter dated February 4, 2019 (the “Comment Letter”).  In response to the comments set forth in the Comment Letter, the Company has revised the Draft Registration Statement and is confidentially submitting a revised draft of the Draft Registration Statement (the “Amendment No. 2”) together with this response letter.  The Amendment No. 2 also contains certain additional updates and revisions.  We are also sending, under separate cover, a copy of the Amendment No. 2 (including exhibits) and three marked copies of the Amendment No. 2 showing the changes to the Amended Draft Registration Statement confidentially submitted on December 18, 2018.

Set forth below are the Company’s responses to the Staff’s comments in the Comment Letter.  The responses and information below are based on information provided to us by the Company.  For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s response to the comments as well as a summary of the responsive actions taken.  We have included page numbers to refer to the location in the Amendment No. 2 submitted herewith where the revised language addressing a particular comment appears.  Capitalized terms used but not defined herein are used herein as defined in the Amendment No. 2.

Davis Polk & Wardwell London LLP is a limited liability partnership formed under the laws of the State of New York, USA, and is authorised and regulated by the Solicitors Regulation Authority with registration number 566321.
Davis Polk includes Davis Polk & Wardwell LLP and its associated entities.

Amendment No. 2 to Registration Statement on Form F-1

Revenue, page 84

1.                                      For your diagnostic segment please disclose the extent to which your change in revenue was impacted by changes in price. Refer to Item 5.A.1 of Form 20-F.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 84 of Amendment No. 2. For the year ended December 31, 2018, revenues in the Company’s diagnostics segment increased by €5,413 thousand as compared to revenues for the year ended December 31, 2017, mainly due to increased sales of NIPT, a product launched in July 2017. The sales growth was primarily driven by both a change in unit pricing strategy for NIPT products and a new customer contract for the product which was entered into in December 31, 2018. These changes resulted in a decrease in the average price of NIPT products during the year ended December 31, 2018 being more than offset by a growth in the volume of sales of such products.  In our other diagnostic product categories, changes in price had a minimal impact on diagnostics segment revenue. The diagnostics segment revenue increase attributed to these other product categories was primarily driven by changes in product mix and the introduction of new products.

MD&A, Results of Operations, Nine Months Ended September 30, 2017 Compared to Nine Months Ended September 30, 2018, Cost of Sales, page 86

2.                                      Please tell us why you believe the 26.3% increase in cost of sales was largely in line with the increase in test orders received when your test orders received increased by 66.7% per your disclosure on page 85.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 85 of Amendment No. 2. It should be noted that the prior disclosure related to interim unaudited financial statements for the nine month period ended September 30, 2018 has now been replaced with audited financial statements for the year ended December 31, 2018. The Company’s cost of sales in the year ended December 31, 2018 did not increase proportionately with the increase in test orders received in the same period. The total number of test orders received in the diagnostics segment for the year ended December 31, 2018 was approximately 48,000 tests, an increase of approximately 84.9% as compared to approximately 26,000 test orders received for the year ended December 31, 2017. Cost of sales increased by €5,002 thousand, or 33.5%, to €19,941 thousand for the year ended December 31, 2018, from €14,939 thousand for the year ended December 31, 2017. Cost of sales increased at a lower rate as compared to the volume of test requests in 2018 as compared to 2017 because the increase in the volume of test requests was primarily driven by an increase in NIPT products, for which the consumables costs per test in absolute amounts is lower as compared to other diagnostics products.

Principal Shareholders, page 147

3.                                      Please clarify that the table also discloses the amount of shares to be issued following the exchange of Centogene AG equity interests into shares of Centogene B.V.

Response: In response to the Staff’s comment, the Company has revised the table header on page 148 of the Amendment No. 2.

4.                                      Please identify in footnotes to the table all natural persons who have voting and investment power over the shares over the shares held by DPE and TVM Life Science Ventures VII L.P.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 148 and 149 of the Amendment No. 2.

Exhibits

5.                                      Please revise the legal opinion filed as exhibit 5.1 to delete assumptions that are overly broad and are readily ascertainable facts, such as that the company has not been dissolved. For guidance, see Staff Legal Bulletin No. 19 (CF), Section II.B.3.a, which is available on our website.

Response: In response to the Staff’s comment, the Company has filed a revised copy of the Exhibit 5.1 opinion with Amendment No. 2.

Please do not hesitate to contact me at +44 20 7418 1334, +44 20 7710 4934 (fax) or leo.borchardt@davispolk.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,

/s/ Leo Borchardt
Leo Borchardt

cc:	Via E-mail
Prof. Arndt Rolfs, Chief Executive Officer
Centogene B.V.
Richard Stoffelen, Chief Financial Officer
Centogene AG